September 15, 2025

Thomas Lee
Chief Executive Officer
FutureCrest Acquisition Corp.
150 East 52nd Street, 3rd Floor
New York, NY 10022

        Re: FutureCrest Acquisition Corp.
            Registration Statement on Form S-1
            Filed September 5, 2025
            File No. 333-290088
Dear Thomas Lee:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed September 5, 2025
Exhibits

1. We note the assumption number 2.8 in Exhibit 5.2 that "none of the Class A Ordinary
       Shares will be issued for less than par value." It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Please revise this assumption or explain. Refer to Section II.B.3.a of Staff
       Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 September 15, 2025
Page 2

statement.

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Stuart Neuhauser, Esq.